March 13, 2008

VIA U.S. MAIL AND FACSIMILE

Timothy E. Wuestenhagen
Senior Policyowner Tax Counsel
Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098

> Re: Minnesota Life Individual Variable Universal Life Account
>   Minnesota Life Insurance Company
>   Initial Registration Statement on Form N-6
>   File Nos. 333-148646, 811-22093

Dear Mr. Wuestenhagen:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on January 14, 2008. We have given the registration statement a selective review based on your representation that the registration statement is substantially similar to a currently effective registration statement for another Minnesota Life Insurance Company variable life product, File Nos. 333-144604, 811-22093. Based on our review, we have the following comments. Page numbers refer to the courtesy copy of the registration statement provided to staff.

1. Cover Page

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Transaction Fees Table (pp. 4-5)

Please disclose any applicable premium taxes in this table. *See* Form N-6, Item 3.

3. Total Annual Fund Operating Expenses Table (p. 9)

a. Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. *See* Form N-6, Item 3, Instruction 4.

b. Please confirm to staff that the total fund operating expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

4. The Funds (pp. 9-11)

Please identify any investment options that are funds of funds. If applicable, please note that funds offered in a fund of funds structure may have higher expenses than funds invested directly in debt and equity securities. *See* Form N-6, Item 4(c).

b. To the extent there are any funds of funds, please disclose if any underlying funds pay 12b-1 fees to Minnesota Life Insurance Company or its affiliates.

5. Separate Account Accumulation Value (pp. 18-19)

a. Please clarify how the table described at the bottom of page 18 reflects the total annual portfolio operating expenses for each portfolio and a net portfolio operating expenses figure for each portfolio. Please also update the total annual portfolio operating expenses for each portfolio to reflect December 31, 2007 expenses.

b. Please explain to staff how the net portfolio operating expenses figure is calculated and why it is considered to be a hypothetical figure as stated at the bottom of page 18. Please clarify how the net portfolio operating expenses figure demonstrates the effect that the unit value credit would have had on total annual portfolio operating expenses if the unit value credit had been applied directly to reduce such expenses as stated at the bottom of page 18. Please consider giving an example.

c. For clarity, please consider referring to the annual unit value credit as "an" annual unit value credit the first time the phrase is used.

d. The prospectus notes in the first paragraph that units are "credited" with respect to premium payments as a way to represent premium payments made. The prospectus then refers to an "annual unit value credit" that may be applied at the insurer's discretion. For clarity, please consider changing the terms so the two different uses are not confused.

e. For clarity, please revise the prospectus to clarify why the net portfolio expense table intended to be presented in this section varies from the portolio expense table presented in the Fees and Expenses section.

f. Please clarify the extent to which the separate account offering the contract has in the past offered the annual unit value credit referred to in this section.

g. Please clarify the extent to which the annual unit value credit may be subject to recapture.

6. Market Timing (p. 21)

Please disclose the potential assessment by the funds of a redemption fee or any other fees in a footnote to the total annual fund operating expenses table.

7. Section 26(f) Representation (Part C)

Please be sure to include the 1933 Act file number of this filing in the representation (or remove the reference to any 1933 Act file number.)

8. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

9. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

10. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to the Securities & Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products